FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                April 25, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1        RNS Announcement, re: Post Year End Update


25 April 2005



                   British Energy Group plc "British Energy"


Post Year End Update


This statement is being made in line with best practice given the extended time between British Energy's financial year ended 31 March 2005 and the expected preliminary results announcement in July 2005. This extended period is to accommodate work in respect of the transition to IFRS and the fair value accounting associated with the financial restructuring.


This statement is based on the trading of British Energy Limited (formerly British Energy plc) for the nine and a half months to 14 January 2005 and the trading of British Energy Group plc for the period from 15 January 2005 to 31 March 2005. British Energy Group plc acquired British Energy Limited on 14 January 2005 as the part of the financial restructuring.


2004/2005


As anticipated at the time of the Prospectus dated 29 November 2004, nuclear output for the financial year ended 31 March 2005 was 59.8TWh. Output for Eggborough was 7.6TWh.


Cash balances, including amounts held as trading collateral, at 31 March 2005 were approximately GBP450m (unaudited).


2005/2006 Outlook


Now that the data for the financial year ended 31 March 2005 is available, the Company confirms the guidance given in the Prospectus with respect to forecast nuclear output in the financial years 2005/06 and 2006/07 which it expects to be on average 63TWh per year.


Based on current expectations of future electricity prices and output, the Company believes that investment in plant projects, major repairs and strategic spares including costs associated with the Performance Improvement Programme
(PIP) will be in the range of GBP230m to GBP250m for the financial year ending 31 March 2006.


As at 31 March 2005, fixed price contracts were in place for approximately two thirds of planned output for the 2005/06 financial year at an average contracted price of GBP26.4/MWh.


Our contracted price position continues to include the impact of existing fixed price contracts entered into at a time when lower market prices prevailed and excludes the impact of higher prices that might be achieved for our coal output as a result of running the plant to take advantage of the differential between peak and baseload prices. The contract portfolio also includes profiled contracts (both wholesale and direct sales) and therefore the contracted price is not directly comparable to a baseload market price.


Wholesale market forward prices for baseload electricity in the forward market for the financial year 2005/06 continue to show considerable volatility and have risen strongly due to high oil and gas prices over recent months. In addition, the price of carbon dioxide emission allowances has risen to over EUR15/tonne of carbon dioxide since the EU Emissions Trading Scheme started on 1 January 2005, increasing the cost of marginal coal and gas production. However, sales of our planned output for Winter 2005/06, the largest portion of our uncontracted output, are exposed to further movements in market prices.


Realised prices (which are calculated by dividing turnover, net of energy supply costs and miscellaneous income, by total output during the period) should benefit from the rise in wholesale market prices. Our realised price takes account of other income and charges that are reported in turnover and are not included in the average contracted price. Costs include Balancing Services Use of System (BSUoS) and other electricity market participation charges of around GBP0.7/MWh and costs incurred through the balancing mechanism and short term market arising from output variations and unreliability (excluding major unplanned outages) are expected to be around GBP1/MWh. Other ancillary income and charges are expected to have a limited impact overall.


Safe Harbour


This announcement contains certain "forward-looking" statements as defined in
Section 21E of the US Securities Exchange Act of 1934, including statements with respect to British Energy's business plans, the performance of its stations, electricity prices and other matters that are not historical facts concerning the business operations, financial condition and results of operations of British Energy. These forward-looking statements typically contain words such as "intends", "expects", "anticipates", "estimates", "aim", "believe", "assume", "should" and words of similar import, which are predictions of or indicate future events or future trends. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which are in some cases beyond the control of British Energy and may cause actual results or performance to differ materially from those expressed or implied from such forward-looking statements. British Energy has identified some important factors that may cause such differences in its Form 6-K in connection with the Restructuring dated 30 November 2004 which has been filed with the US Securities and Exchange Commission.


Contact:


Andrew Dowler                    020 7831 3113        (Media Enquiries)
John Searles                     01506 408 715        (Investor Relations)




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 25, 2005                      BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations